Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

24 February 2017

First Half 2017 Operational Update

Highlights

-	Positive recruitment rates for TACTI-mel and AIPAC clinical trials
-	Operational cash reach extended to first quarter 2018

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) would like to update shareholders on recent developments with the company regarding active clinical trials, current partnership developments, and cash reach in conjunction with the release of the Half Year report for the period ended 31 December 2016.

Clinical Trial Updates: IMP321

Prima is pleased to announce the following updates on our clinical applications of IMP321:

AIPAC (Active Immunotherapy PAClitaxel), completed the safety-run in phase in December 2016. The randomized phase started in January 2017 with 30 mg of IMP321 as the recommended phase 2 dose. First patients have been recruited and we plan to open further clinical sites in the near term to ramp up the patient recruitment. In total, the trial aims to recruit up to 226 patients in a randomized, placebo-controlled, double blind setting.

TACTI-mel (Two ACTive Immunotherapeutics in melanoma), our Australian melanoma trial is progressing well with the first patient cohort of this Phase 1 dose escalation study completed in December 2016. The second cohort, receiving 6 mg of IMP321, is underway and already 4 out of 6 patients have been successfully treated; no dose limiting toxicity has yet been reached. The open label, Phase 1 study is designed to recruit 18 patients and anticipated to be fully recruited in the third quarter of 2017. Patients with unresectable or metastatic melanoma that have had a suboptimal response to KEYTRUDA® are being dosed with IMP321 in combination with KEYTRUDA and there should be multiple data readouts throughout 2017.

A data update – including efficacy of all 15 patients from the safety-run in phase of AIPAC (open label) is expected to be published in mid-2017.

Financials

As a result of careful financial management, Prima remains in a solid financial position with approximately $15.5M cash as of mid-February 2017. Based on our forecast, the current operational cash reach has been extended to end of first quarter calendar year 2018.

About Prima BioMed

Prima BioMed is a globally active biotechnology company and a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321 is a soluble LAG-3Ig fusion protein and an APC activator boosting T cell responses. IMP321 is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). Additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s large pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Stock Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (0) 422 534 755; mgregorowski@citadelmagnus.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889